Exhibit 99.1

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Listed Company

MATERIAL FACT

Embratel Participações S.A. (“Embrapar” or “Company”), in compliance with Instrução nº 358/02 of the Brazilian Comissão de Valores Mobiliários (“CVM”), announces that it has become aware of a request delivered to NET Serviços de Telecomunicação S.A. (“NET”) to convene a special shareholders’ meeting to consider the commission of a new valuation of NET’s shares in connection with the unified tender offer for the acquisition of all common and preferred shares issued by NET, including preferred shares represented by American Depositary Shares, and the shares negotiated on LATIBEX, in accordance with Section 4-A of Law 6,404/76. Embrapar acknowledges that as required by Article 24, I, of Instrução nº 358/02 of the CVM, and in light of the call notice published by NET on June 27, 2012, NET’s special shareholders’ meeting will take place on July 17, 2012 at 11am at NET’s headquarters.

In addition, Embrapar clarifies that it continues to reserve the right to cancel the public offer relating to the deregistration of NET, in accordance with its Statement of Material Fact issued on June 7, 2012, after NET’s special shareholders’ meeting in the event that the commission of a new valuation report of NET is approved.

Rio de Janeiro, June 28, 2012.

Embratel Participações S.A.

Isaac Berensztejn / Investors’ Relations Officer